

June 14, 2012

Via E-mail
Randy Edgerton
Chief Financial Officer
EC Development, Inc. (f/k/a eNucleus, Inc.)
23 E. 9th Street, Suite 229
Shawnee, Oklahoma, 74801

> **Re:** **EC Development, Inc. (f/k/a eNucleus, Inc.)**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed April 6, 2012**
> **Form 10-Q for the Quarter Ended March 31, 2012**
> **Filed May 14, 2012**
> **Amendment No. 4 to Form 10-12G**
> **Filed April 3, 2012**
> **File No. 000-14039**

Dear Mr. Edgerton:

     We have reviewed the above-referenced filing and the related response letter dated May 18, 2012 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 2, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 37

1.   In your response to prior comment 2, you state that you have signed contracts with a "Major Cruise Ship company" and a "Canadian company" and that information relating to these contracts was provided through press releases dated April 5, and March 9, 2012, respectively. Tell us whether you considered including this information in an Item 8.01 Form 8-K. Also, tell us why you did not include a discussion of these new contracts in your March 31, 2012 Form 10-Q liquidity disclosures.

2.   While your response to prior comment 3 indicates there were no significant changes to the backlog information as reported in your April 3, 2012 Form 10-12G/A, it remains unclear why you believe that would preclude you from including a detailed discussion of

the company's backlog in your Annual Report on Form 10-K pursuant to Item 303(a)(1) of Regulation S-K and Section III.B.3 of SEC Release 33-8350. Please explain.

Notes to Consolidated Financial Statements

Note 5. Intangible Asset – Software, page F-10

3.   We note from your response to prior comment 5 that the cost basis previously referred to in your response to comment 8 of your letter dated April 2, 2012 was the $10.0 million note payable to Techrescue LLC. It appears from your response that you may have misinterpreted the guidance in ASC 805-50-30-5, which states that "[w]hen accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their <u>carrying amounts in the accounts of the transferring entity</u> at the date of transfer." Accordingly, the intangible asset should have been recorded at Techrescue's carrying value at the time of acquisition and any excess amounts should be reflected in equity. Please revise your financial statements accordingly or alternatively provide specific accounting guidance that supports your accounting for this transaction.

4.   Tell us what the carrying value of the intangible asset was on the books of Techrescue at the date of transfer in <u>2007</u>.

5.   As previously requested in our prior comment 6 and in comment 9 of our letter dated February 14, 2012, please provide us with a copy of the asset purchase agreement entered into between EC Development and Techrescue in <u>fiscal 2007</u>.

Note 10. Warrant, page F-13

6.   We note your response to our prior comment 7. Tell us the specific exhibit number and filing where you included the warrant agreement and why you have not incorporated this exhibit by reference into your December 31, 2011 Form 10-K.

Item 15. Exhibits and Financial Statement Schedules, page 47

7.   We refer to your response to prior comment 9. Item 601(b)(10)(ii)(B) of Regulation S-K requires that you include as an exhibit to your filing any contract which your business is substantially dependent, as in the case of continuing contracts to sell the major part of your products or services. This applies even to those contracts made in the ordinary course of your business. You have not given us any information needed to assess these agreements. You may want to consider Exchange Act Rule 12b-4 relating to the provision of supplemental information and/or Rule 200.83, which sets forth the procedures for a registrant to request confidential treatment for information contained in a response letter or for supplemental information provided to us. If we determine that the filing of the agreements is required, you may seek confidential treatment of the

information pursuant to Rule 24b-2 of the Exchange Act. You should consider Staff Legal Bulletin 1A when submitting any request for confidential treatment.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Notes to the Financial Statements

Note 9. Common Stock, page 13

8.   We note you reflected a $120,000 gain on the forgiveness of debt resulting from a related party transaction in the Statement of Operations for the three months ended March 31, 2012. Please tell us how you considered the guidance in ASC 470-50-40-2 and specifically explain how you determined that the gain was not a capital transaction that should be recorded in equity.

Form 10-12/G/A Filed April 3, 2012

9.   The first line of the pdf copy of the Modification of Unit Purchase Agreement that you filed in response to prior comment 11 shows that the Agreement is dated the 10th day of August 2010. The Agreement filed as Exhibit 10.3 to your April 3, 2012 Form 10-12G/A does not include such date. Please revise to file a completed copy of such Agreement.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen A. Collins
Accounting Branch Chief

cc: Via E-mail
         Steven Talbot, Esq.